Exhibit 1

For Immediate Release

Pointer Telocation Reports Q3 2016 Financial Results

Highlights in the Third Quarter 2016

•	Revenues of $15.9 million; up 14% YoY in local currencies (up 9% in US dollar terms);

•	Service revenues were $10.5 million; up 18% YoY in local currency terms (up 11% in US dollars terms);

•	Non-GAAP operating income of $1.8 million, up 10% YoY;

•	Total MRM subscribers reached 198,000; a 14% increase of 24,000 since Q3 2015 end;

•	Completion of Cielo Telecom acquisition in Brazil on October 7th ,2016;

Rosh HaAyin, Israel, November 17th, 2016 Pointer Telocation Ltd. (Nasdaq CM: PNTR; TASE: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, today announced its financial results for the third quarter of 2016.

On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer’s results as discontinued operations.

Revenues for the third quarter of 2016 increased 9.3% to $15.9 million as compared to $14.6 million in the third quarter of 2015. In local currency terms, revenues increased by 14%.

Revenues from products in the third quarter of 2016 increased 6% to $5.4 million (34% of revenues) compared to $5.1 million (35% of revenues) in the comparable period of 2015.

Revenues from services in the third quarter of 2016 increased 11% to $10.5 million (66% of revenues) compared to $9.5 million (65% of revenues), in the comparable period of 2015. In local currency terms in the territories where the subsidiaries operate, revenue from services increased by 18%.

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Gross profit was $7.8 million (49.2% of revenues) compared to $7.1 million (49% of revenues) in the third quarter of 2015.

Non-GAAP operating income was $1.8 million (11% of revenues), compared to $1.6 million (11% of revenues) in the third quarter of 2015.

Non-GAAP net income from continuing operations was $1.4 million (9% of revenues), compared with $1.3 million (9.2% of revenues).

Adjusted EBITDA from continuing operations was $2.0 million, approximately the same as in the third quarter of 2015.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: “We are pleased with our financial results, particularly with the growth in revenue. Just as importantly, we completed the acquisition of Cielo Telecom, a fleet management company in Brazil, which will bring us an additional 16,000 subscribers. Our subscriber base, which is now in excess of 214,000, demonstrates our ability to execute on our long term strategy and will bring us incremental service revenues in the coming quarters.

Mr. Mahlab further noted, “With the new SAAS solutions we have recently launched, together with our enhanced product offering, we are looking at more opportunities in our end markets. In Brazil, we will focus on integrating our new acquisition into our operations, while maintaining our overall growth and profitability. We continue to look for potential acquisitions in our target markets, which will enable us to increase our customer base and further improve our financial performance”.

Conference Call Information Pointer Telocation's management will host a conference call today, at 7:00am Pacific Time, 10:00 Eastern Time, 17:00 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA: +1 888 407 2553; From Israel: 03-918-0609

A replay will be available a few hours following the call on the company’s website.

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Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets and the effects of non-cash stock-based compensation expenses.

We calculate Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets, non-cash tax expenses, spin-off related expenses and losses and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of our performance exclusive of Non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Mobile Resource Management, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer

Tel.: +972-3-572-3111

E-mail: zvif@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations

Tel: +1-646-688-3559

E-mail: pointer@gkir.com

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2016	December 31, 2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	14,066	7,252
Trade receivables	10,865	9,494
Other accounts receivable and prepaid expenses	2,185	1,596
Inventories	4,777	4,697
Current assets of discontinued operation	-	11,616

Total current assets	31,893	34,655

LONG-TERM ASSETS:
Long-term loans to related party	838	-
Long-term accounts receivable	543	490
Severance pay fund	3,127	2,740
Property and equipment, net	3,867	3,278
Other intangible assets, net	292	443
Goodwill	32,820	31,388
Deferred tax asset	1,852	3,086
Long Term assets of discontinued operation	-	27,358

Total long-term assets	43,339	68,783

Total assets	75,232	103,438

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	4,730	4,820
Trade payables	6,054	4,651
Deferred revenues and customer advances	692	671
Other accounts payable and accrued expenses	5,275	5,168
Current liabilities of discontinued operation	-	15,142

Total current liabilities	16,751	30,452

LONG-TERM LIABILITIES:
Long-term loans from banks	11,563	8,385
Deferred revenues and other long-term liabilities	336	258
Accrued severance pay	3,478	3,345
Long term liabilities of discontinued operation	-	5,963

Total long term liabilities	15,377	17,951

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,819	5,770
Additional paid-in capital	128,313	128,410
Accumulated other comprehensive loss	(4,588)	(6,254)
Accumulated deficit	(86,604)	(71,822)

Total Pointer Telocation Ltd's shareholders' equity	42,940	56,104

Non-controlling interest	164	(1,069)

Total equity	43,104	55,035

Total liabilities and equity	75,232	103,438

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Revenues:
Products	16,948	16,625	5,394	5,090	22,266
Services	30,007	28,837	10,522	9,470	38,301

Total revenues	46,955	45,462	15,916	14,560	60,567

Cost of revenues:
Products	10,479	10,081	3,301	3,176	13,435
Services	13,563	13,616	4,789	4,244	17,879

Total cost of revenues	24,042	23,697	8,090	7,420	31,314

Gross profit	22,913	21,765	7,826	7,140	29,253

Operating expenses:
Research and development	2,694	2,534	870	816	3,409
Selling and marketing	8,714	7,480	3,099	2,401	10,468
General and administrative	6,378	6,589	2,152	2,198	9,278
Amortization of intangible assets	300	566	105	274	538
Impairment of intangible and tangible assets	-	-	-	-	917
One-time acquisition related costs	200	-	200	-	-

Total operating expenses	18,286	17,169	6,426	5,689	24,610

Operating income	4,627	4,596	1,400	1,451	4,643
Financial expenses (income), net	622	(64)	379	157	63
Other expenses (income), net	5	11	8	(2)	10

Income before taxes on income	4,000	4,649	1,013	1,296	4,570
Taxes on income	1,151	957	298	312	1,307

Income from continuing operations	2,849	3,692	715	984	3,263
Income from discontinued operations, net	154	164	-	107	535
Net income	3,003	3,856	715	1,091	3,798

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited

Profit (loss) from continuing operations attributable to:
Pointer Telocation Ltd's shareholders	2,835	3,803	712	1,007	3,338
Non-controlling interests	14	(111)	3	(23)	(75)

	2,849	3,692	715	984	3,263

Profit (loss) from discontinued operations attributable to:
Pointer Telocation Ltd's shareholders	120	184	-	112	607
Non-controlling interests	34	(20)	-	(5)	(72)

	154	164	-	107	535

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.36	$0.49	$0.09	$0.13	$0.43

Diluted net earnings per share	$0.36	$0.48	$0.09	$0.12	$0.42

Weighted average -Basic number of shares	7,799,257	7,705,355	7,825,840	7,725,653	7,725,246

Weighted average – fully diluted number of shares	7,938,800	7,957,361	7,967,559	7,950,062	7,938,489

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$3,003	$3,856	$715	$1,091	$3,798
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,306	2,946	529	961	3,959
Impairment of tangible and intangible assets	-	-	-	-	917
Accrued interest and exchange rate changes of debenture and long-term loans	29	4	(45)	(6)	(888)
Accrued severance pay, net	37	(19)	(84)	19	17
Gain from sale of property and equipment, net	(205)	(88)	(25)	(16)	(143)
Stock-based compensation	205	245	111	71	309
Decrease in restricted cash	-	62	-	-	62
Decrease (increase) in trade receivables, net	(3,430)	(293)	854	220	(236)
Decrease (increase) in other accounts receivable and prepaid expenses	(750)	(234)	156	826	(469)
Decrease (increase) in inventories	90	120	(353)	300	658
Decrease in deferred income taxes	1,722	551	685	164	1,080
Decrease (increase) in long-term accounts receivable	(240)	(106)	(231)	(120)	(91)
Increase (decrease) in trade payables	2,052	296	10	(604)	1,277
Increase (decrease) in other accounts payable and accrued expenses	1,568	(1,040)	(893)	(749)	(1,448)

Net cash provided by operating activities	6,387	6,300	1,429	2,157	8,802

Cash flows from investing activities:
Purchase of property and equipment	(3,577)	(2,511)	(716)	(1,157)	(3,616)
Purchase of other intangible assets	(115)	-	-	-	-
Proceeds from sale of property and equipment	624	829	30	181	1,266

Net cash used in investing activities	(3,068)	(1,682)	(686)	(976)	(2,350)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	6,762	15,159	6,667	56	14,934
Repayment of long-term loans from banks	(3,575)	(18,403)	(1,325)	(674)	(19,503)
Repayment of long-term loans from shareholders	-	-	-	32	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	71	15	71	9	15
Short-term bank credit, net	72	(222)	(56)	264	(915)
Distribution as a dividend in kind of previously consolidated subsidiary (a)	(1,870)	-	-	-	-

Net cash used in financing activities	1,460	(3,451)	5,357	(313)	(5,469)

Effect of exchange rate on cash and cash equivalents	(60)	(1,544)	221	(1,135)	(193)

Increase (decrease) in cash and cash equivalents	4,719	(377)	6,321	(267)	790
Cash and cash equivalents at the beginning of the period	9,347	8,557	7,745	8,447	8,557

Cash and cash equivalents at the end of the period- Continuing operations	14,066	7,293	14,066	7,293	7,252
Cash and cash equivalents at the end of the period- Discontinued operation	-	887	-	887	2,095

Total Cash and cash equivalents at the end of the period	$14,066	$8,180	$14,066	$8,180	$9,347

(a)	Distribution as a dividend in kind of previously consolidated subsidiary:

	The subsidiaries' assets and liabilities at date of distribution:

	Working capital (excluding cash and cash equivalents)	(5,443)	-	-	-	-
	Property and equipment	7,048	-	-	-	-
	Goodwill and other intangible assets	15,883	-	-	-	-
	Other long term liabilities	(1,781)	-	-	-	-
	Non-controlling interest	373	-	-	-	-
	Accumulated other comprehensive loss	(213)	-	-	-	-
	Dividend in kind	(17,737)	-	-	-	-

		$(1,870)	$-	$-	$-	$-

- - - - - - -

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands (except share and per share data)

The following table reconciles the GAAP to non-GAAP operating results:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015

GAAP gross profit	22,913	21,765	7,826	7,140	29,253
Stock-based compensation expenses	5	8	1	2	11
Non-GAAP gross profit	22,918	21,773	7,827	7,142	29,264

GAAP operating expenses	18,286	17,169	6,426	5,689	24,610
Stock-based compensation expenses	200	237	110	69	298
Amortization and impairment of long lived assets	300	418	105	126	1,455
Acquisition related one-time costs	200	-	200	-	-
Non-GAAP operating expenses	17,586	16,514	6,011	5,494	22,857

GAAP operating income	4,627	4,596	1,400	1,451	4,643

Non-GAAP operating income	5,332	5,259	1,816	1,648	6,407

GAAP net income from continuing operations	2,849	3,692	715	984	3,263
Stock-based compensation	205	245	111	71	309
Amortization and impairment of long lived assets	300	418	105	126	1,455
Non cash tax expenses	1,151	507	298	164	1,307
Acquisition related one-time costs	200	-	200	-	-
Non-GAAP net income from continuing operations	$4,705	$4,862	$1,429	$1,345	$6,334

Income (loss) from discontinued operation	154	164	-	107	535
Non cash tax expenses	249	186	-	76	97
Spin-off related expenses and losses	349	-	-	-	-
Amortization and impairment of long lived assets	67	148	-	50	197
Non-GAAP net income	$5,524	$5,360	$1,429	$1,578	$7,163

Non-GAAP net income per share from continuing operations - Diluted	$0.59	$0.61	$0.18	$0.17	$0.80
Non-GAAP weighted average number of shares - Diluted*	7,938,800	7,957,361	7,967,559	7,950,062	7,938,489

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADJUSTED EBITDA

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015

GAAP Net income from continuing operations as reported:	$2,849	$3,692	$715	$984	$3,263

Financial expenses (income), net	622	(63)	379	158	63
Tax on income	1,151	957	298	312	1,307
Stock based compensation expenses	205	245	111	71	309
Depreciation, amortization and impairment of goodwill and intangible assets	1,638	1,732	529	516	3,157

Adjusted EBITDA from continuing operations	$6,465	$6,563	$2,032	$2,041	$8,099

Income from discontinued operation	154	164	-	107	535
Financial expenses, net	47	599	-	202	806
Tax on income	249	185	-	74	97
Depreciation, amortization and impairment of goodwill and intangible assets	668	1,215	-	446	1,719

Adjusted EBITDA	$7,583	$8,726	$2,032	$2,870	$11,256

- - - - - - -

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